UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from              to             .

Commission file number 001-06033

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mileage Plus, Inc. Investment Plus Plan
Mileage Plus, Inc. - WHQZM
Human Resources - 401(K)
1200 East Algonquin Rd.
Elk Grove Village, Illinois  60007

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

UAL Corporation
77 West Wacker Drive
Chicago, IL  60601
(312) 997-8000

MILEAGE PLUS, INC. INVESTMENT PLUS PLAN

TABLE OF CONTENTS

Page

REP REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

F FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006	4

SUPPLEMENTAL SCHEDULE:

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006	11

SIGNATURE

EXHIBIT
The following exhibit is filed herewith: Exhibit 23 Consent of Independant Registered Public Accounting Firm

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Mileage Plus, Inc. Investment Plus Plan

We have audited the accompanying statements of net assets available for benefits of the Mileage Plus, Inc. Investment Plus Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan has adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ Deloitte & Touche LLP

Chicago, Illinois
June 29, 2007

MILEAGE PLUS, INC. INVESTMENT PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31,2006 AND 2005

	2006	2005

ASSETS:
Investments:
Investments, at fair value (Notes 2 and 3)	$8,981,356	$7,179,779
Plan interest in Master Trust, at fair value (Note 4)	1,271,655	1,409,432

Total investments	10,253,011	8,589,211

Receivables:
Participant contributions	-	12,239
Employer contributions	95,875	9,644

Total receivables	95,875	21,883

Accrued Expenses:	(35,000)	-

Net assets available for benefits, at fair value	10,313,886	8,611,094

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	12,700	14,705

NET ASSETS AVAILABLE FOR BENEFITS	$10,326,586	$8,625,799

See notes to financial statements.

MILEAGE PLUS, INC. INVESTMENT PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Participant contributions	$351,684
Employer contributions	4,010,024
Rollover contributions	659

Total contributions	4,362,367

Investment gain:
Net appreciation in value of investments (Note 3)	526,495
Dividends and interest	509,991
Plan interest in Master Trust's investment income	62,428

Net investment gain	1,098,914

Total additions	5,461,281

DEDUCTIONS:
Benefits paid to participants	(3,715,704)
Administrative expenses	(44,790)

Total deductions	(3,760,494)

INCREASE IN NET ASSETS	1,700,787

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,625,799

End of year	$10,326,586

See notes to financial statements.

MILEAGE PLUS, INC. INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF PLAN

The following description of the Mileage Plus, Inc. Investment Plus Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General and Plan Participants—The Plan is a defined contribution plan covering all employees of Mileage Plus, Inc. (“MPI” or the “Company”), a wholly owned subsidiary of United Air Lines, Inc. (“United”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee and Recordkeeper—Fidelity Management Trust Company (“Fidelity”) is the Plan trustee and Fidelity Investments Institutional Operations Company, Inc. ("FIIOC") is the recordkeeper of the Plan.

Bankruptcy of Plan Sponsor— On December 9, 2002, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. On February 1, 2006, United and its parent UAL Corporation (“UAL”) emerged from bankruptcy protection. Pursuant to the Plan of Reorganization Company contributions of shares of UAL common stock were made to certain Plan participants, as discussed below.

Equity Distribution—The Bankruptcy Court’s approval of the Plan of Reorganization provided certain employees, including employees of Mileage Plus, Inc., with shares of new UAL stock upon exit from bankruptcy. These equity distributions directly reflect the economic contributions that employees of United made during the restructuring. The distribution for employees is in direct proportion to the labor savings each employee group provided during the bankruptcy reorganization process.

Salaried and Management (“SAM “) employees actively employed by MPI as of December 31, 2005 excluding employees who participate in the Management Employee Incentive Plan (“MEIP”) are eligible for the equity distribution. Active, furloughed, retired and deceased employees represented by the International Association of Machinists and Aerospace Workers, District 141 (“IAM”) employed by MPI with considered earnings for the period from May 1, 2003 through December 31, 2005 were eligible for the equity distribution.

UAL shares were deposited directly into employees’ defined contribution 401(k) retirement accounts. Three equity distributions occurred in 2006 for a value of $3,674,484.  An additional equity distribution, related to the 2006 Plan year, was made on April 25, 2007, for a value of $95,875, and is included within Employer contributions receivable in the Statement of Net Assets Available for Benefits at December 31, 2006. Contributions to the Plan resulting from the equity distributions are included within Employer contributions in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.

Contributions—Eligible employees may elect to contribute to the Plan, in multiples of 1%, any percentage of their covered pretax earnings, up to 30%, subject to a maximum of $15,000 in 2006. In addition, employees can contribute, in multiples of 1%, an additional 1% to 90% of their earnings on a net pre-tax basis.  Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Section 415(c) of the Internal Revenue Code limits the total amount of contributions from all qualified defined contribution retirement plans to the lesser of 100% of annual taxable earnings or $44,000. MPI contributes 3% of participant compensation, as defined in the Plan, beginning after the first year of employment and every payroll thereafter.  In 2006, the Company made cash contributions of $249,309 to the Plan.  Participant contributions, Company contributions, and earnings are credited to separate accounts maintained for each participant.

Participants age 50 or older at any time during the Plan year can make additional pre-tax catch-up contributions to the Plan. This catch-up contribution is available only to the extent the participant has contributed the maximum amount of 401(k) contributions permitted under the Plan and the participant has not exceeded the annual catch-up contribution limit. For calendar year 2006, the maximum catch-up amount is $5,000. Thereafter, it will be subject to cost of living increases (in $500 increments) as announced by the IRS.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants may elect to invest in one or a combination of the investment funds offered by the Plan. Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions, or transfer existing balances among investment funds, subject to the limits set forth in the Plan. Investment options offered by the Plan during the year were:

•	Fidelity Magellan Fund
•	Fidelity Equity-Income Fund
•	Fidelity Growth Company Fund
•	Fidelity Government Income Fund
•	Fidelity OTC Portfolio
•	Fidelity Overseas Fund
•	Fidelity Balanced Fund
•	Fidelity Asset Manager
•	Fidelity Asset Manager: Growth
•	Fidelity Asset Manager: Income
•	Fidelity Retirement Money Market Portfolio
•	Fidelity U.S. Bond Index Portfolio
•	Fidelity U.S. Equity Index Portfolio
•	Fidelity U.S. Equity Index CL 2 Portfolio
•	Blended Income Fund
•	UAL Stock Fund (started March 1, 2006)

These funds are managed by Fidelity or Fidelity Investments (manager of Fidelity Mutual Funds).

Vesting—Participants are vested immediately in their employee contributions and earnings thereon and are vested in employer contributions and earnings thereon as follows:

Years of
Service	Vested
Completed	Percentage

1	20%
2	40%
3	60%
4	80%
5	100%

A year of service means any calendar year commencing with the year in which an employee was hired in which the participant has completed at least six months of service. Retirement, death, or disability results in full vesting, regardless of years of service. Additionally, the Plan provides for accelerated vesting in the case of a partial plan termination (Note 7).

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. The minimum that may be borrowed is $1,000. Loans are charged against each investment fund in the ratio of the value of the participant’s interest in each fund to the total value of the participant’s interest in all funds and are held in the Loan Fund. The loan is secured by the participant account balance and is repaid through payroll deductions on an after-tax basis for the term of the loan, which is a minimum of 12 months to a maximum of 60 months and is subject to a reasonable rate of interest (interest rates ranged from 8.25% to 9.25% at December 31, 2006). The amount paid is reinvested in the participant’s account based on the investment allocations at the time of the repayment. Prepayment of the full balance of the loan is allowed from the date of origination without penalty. Participants are able to take out another loan immediately after an old loan is retired. Upon the employee’s termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans in default may be declared due and payable in full immediately, and the Plan administrator may charge the participant’s account balances at any time thereafter for the amount of the default. An initiation fee of $35 and a quarterly maintenance fee of $3.75 are charged to each participant taking a loan and are automatically deducted from the participant’s account.

Payment of Benefits—Withdrawals from the Plan may be made at the participant’s request upon termination of employment, but no later than April 1 following the year the participant reaches age 70-1/2, and are made by lump-sum payment of the vested portion of the participant’s account balance.  Terminated participants are cashed out only if the account balance does not exceed $1,000.

Forfeited Accounts—Forfeitures represent the nonvested account balance of a participant who either withdrew from the Plan and incurred five consecutive one-year breaks in service or, after withdrawing, returned to the Plan within five years and chose not to reinstate a previously withdrawn account balance. According to the Plan document, unused forfeitures can be used to offset employer contributions or Plan expenses. Forfeited nonvested accounts totaled $79,244 and $44,369 at December 31, 2006 and 2005, respectively. During the year ended December 31, 2006 there were no forfeitures used to offset employer contribution and plan expenses.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement—As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits reconciles from fair value to contract value for these investment contracts. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 5 for details regarding the valuation of the Blended Income Fund, which is in the United Air Lines, Inc. 401(k) Plans Master Trust (the “Trust”) (Note 4).

Net Appreciation (Depreciation) in Value of Investments—Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at January 1, or date of purchase if subsequent to January 1, and fair value at date of sale or the current year-end.

Administrative Expenses—The Company pays all administrative fees incurred in connection with the operation of the Plan, except for a record keeping fee, which is charged by Fidelity Institutional Retirement Services Company and is deducted from each participant’s account. Brokerage and other investment fees are included as a reduction of the investment return for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the plan but had not yet been paid.

3.	INVESTMENTS

Fair value of investments of the Plan other than the Plan’s interest in the Trust (Note 4) as of December 31, 2006 and 2005, are as follows:

	2006		2005
FIDELITY MUTUAL FUNDS:

Magellan Fund	$916,695	*	$848,798	*
Equity Income Fund	476,154		463,100	*
Growth Company Fund	1,410,610	*	1,485,696	*
Government Income Fund	90,385		140,405
OTC Portfolio	199,172		193,521
Overseas Fund	685,284	*	486,289	*
Balanced Fund	1,069,986	*	976,794	*
Asset Manager	283,702		318,430
Asset Manager: Growth	518,600	*	527,064	*
Asset Manager: Income	106,727		93,086
Retirement Money Market Portfolio	166,848		152,267
U.S. Bond Index Portfolio	148,709		222,374
U.S. Equity Indx CL 2	851,091	*	967,165	*
UAL Stock Fund	1,835,430	*	-
UAL Stock Purchase Acct	1,095		-
Participant Loan Fund	220,868		304,790

TOTAL INVESTMENTS:	$8,981,356		$7,179,779

    * Denotes investment that represents 5% or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005, respectively.  The Plan's interest in the Trust was also more than 5% of the Plan's net assets available for benefits as of  December 31, 2006 and 2005.
    During 2006, the Plan’s investments other than the Plan’s interest in the Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

FIDELITY MUTUAL FUNDS:
Magellan Fund	$(171,171)
Equity Income Fund	49,929
Growth Company Fund	128,465
Government Income Fund	(1,601)
OTC Portfolio	15,487
Overseas Fund	49,053
Balanced Fund	38,592
Asset Manager	682
Asset Manager: Growth	37,854
Asset Manager: Income	(1,620)
U.S. Bond Index Portfolio	(2,113)
U.S. Equity Index Portfolio	-
U.S. Equity Indx CL 2	126,229
UAL Stock Fund	256,709

TOTAL	$526,495

4.	INVESTMENT IN MASTER TRUST

A portion of the Plan’s investments (the Blended Income Fund) are in the Trust, which was established for the investment of assets of the Plan and several other United sponsored retirement plans. Although assets of the plans are commingled in the Trust, the Trustee maintains separate records for each of the plans. The assets of the Trust are held by Fidelity. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Trust was approximately 0.03% and 0.05%, respectively. The Plan interest in the Blended Income Fund at December 31, 2006 and 2005, was 0.23% and 0.26%, respectively. Investment income relating to the Trust is proportionate to the Plan’s interest based upon each Plan’s participant direction. The Plan’s share of investment in the Blended Interest Fund was greater than 5% of the Plan’s net assets at December 31, 2006 and 2005.  Assets of the Trust are reported at fair value and are allocated to the following plans as of December 31, 2006 and 2005, as follows (in thousands):

	December 31, 2006		December 31, 2005
	Amount	Percent	Amount	Percent

Ground Employee 401(k) Plan	$1,597,050	40.25%	$1,059,430	37.43%
Management and Administrative 401(k) Plan	1,013,323	25.54	703,701	24.87
Flight Attendant 401(k) Plan	1,356,221	34.18	1,065,524	37.65
Mileage Plus, Inc. Investment Plus Plan	1,272	0.03	1,409	0.05

Total	$3,967,866	100.00%	$2,830,064	100.00%

Investments of the entire Trust, at fair value, are as follows (in thousands):

	2006		2005

FIDELITY MUTUAL FUNDS:
Magellan Fund	$223,701	*	$211,915	*
Equity-Income Fund	181,009		128,141
Growth Company Fund	611,851	*	567,703	*
Government Income Fund	27,777		31,449
OTC Portfolio	153,858		146,599	*
Overseas Fund	309,001	*	187,690	*
Balanced Fund	346,152	*	265,535	*
Asset Manager 50%	34,677		33,833
Asset Manager 70%	52,993		50,800
Asset Manager 20%	17,033		14,809
Spartan International Growth	67,533		2,206
Retirement Money Market Portfolio	100,018		77,868
U.S. Bond Index Portfolio	44,578		43,737
U.S. Equity Indx CL 2	365,754	*	353,137	*
Other Receivables	886		--
BrokerageLink	24,711		--
Stated Return Fund	96,983		103,720
Blended Income Fund	556,228	*	549,074	*
UAL Stock Fund	384,655	*	--
UAL Stock Purchase Acct	6		--
Vanguard Target Retirement Income	2,201		276
Vanguard Target Retirement 2005	15,900		1,010
Vanguard Target Retirement 2015	102,941		1,858
Vanguard Target Retirement 2025	84,747		1,396
Vanguard Target Retirement 2035	42,556		713
Vanguard Target Retirement 2045	14,668		967
Participant Loan Fund	105,449		55,628

Total investments, at fair value	$3,967,866		$2,830,064

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,773		6,729

Total investments	$3,974,639		$2,836,793
    * Represents an investment greater than 5% of Trust net assets.

Trust investment gain (loss) for the year ended December 31, 2006, is as follows (in thousands):

FIDELITY MUTUAL FUNDS:
Magellan Fund	$(40,113)
Equity-Income Fund	14,796
Growth Company Fund	52,782
Government Income Fund	(260)
OTC Portfolio	12,928
Overseas Fund	15,116
Balanced Fund	10,389
Asset Manager 50%	146
Asset Manager 70%	3,837
Asset Manager 20%	(235)
Spartan International Growth	6,525
U.S. Bond Index Fund	87
U.S. Equity Index CL 2	51,711
BrokerageLink	692
UAL Stock Fund	64,407
Vanguard Target Retirement Income	43
Vanguard Target Retirement 2005	546
Vanguard Target Retirement 2015	5,629
Vanguard Target Retirement 2025	5,886
Vanguard Target Retirement 2035	3,311
Vanguard Target Retirement 2045	1,039

Net appreciation	209,262

Dividends	143,175
Interest	29,835

TRUST INVESTMENT GAIN	$382,272

5.	GUARANTEED INVESTMENT CONTRACT (“GIC’S”) AND SYNTHETIC GIC’S

The Master Trust holds investments in two types of stable value investment contracts: a traditional GIC as part of the Stated Return Fund and synthetic GICs held by the Blended Income Fund.  The contracts are fully benefit responsive and, as such, reported at fair value and reconciled to contract value in the Statements of Net Assets Available for Benefits for the year ended December 31, 2006 and 2005. The Plan only invests in the Blended Income Fund.

Synthetic GICs
The Blended Income Fund holds investments in synthetic GIC’s comprised of a portfolio of U.S. Government and other high quality (rated A- or above) debt securities and “wrap” contracts with four counterparties.  The wrap contracts provide additional assurance that participants will be able to withdraw funds at contract value in the event that market value declines below contract value followed by significant participant withdrawals.  The fair value of the Blended Income Fund equals to the sum of the market value of the underlying investments plus the fair value of the wrap rebid, which is calculated by discounting the difference between the contractual wrap rebid fee and the market value of the rebid fee over the remaining duration of the contract.  The fair value of the wrap rebid was $(7,287) and $0 at December 31, 2006 and 2005, respectively.

Interest crediting rates are determined by comparing contract value and the estimated future market value, which is determined by compounding the portfolio’s current yield to maturity over the remaining duration of the fund.  The crediting rate is equal to the discount rate that equates market value and contract value over the remaining duration of the fund.  The minimum crediting rate under the Blended Income Fund is 0%.  The average yield credited to participants at December 31, 2006 and 2005, were 4.53% and 4.21%, respectively. Crediting rates are reviewed quarterly for resetting.

The fair value of the investment contracts in the Blended Income Fund held by the Trust at December 31, 2006 and 2005 was $556,228,173 and $549,074,327, respectively. The average yield for the Blended Income Fund for the year ended December 31, 2006 and 2005, was 4.57% and 4.42%, respectively.

The wrap contracts limit the ability of the Plan to transact at contract value upon the occurrence of certain events. These events include: (i) the Plan’s failure to qualify under Section  401(a) or 401(k) of the Internal Revenue Code; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the contract issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Funds or to transfer assets out of the Blended Income Fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; and (x) any transfer of assets from the Blended Income Fund directly to a competing option.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain trust investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The administrative fees paid by the Plan for 2006 were $9,790.

The Plan invested in shares of UAL common stock starting March 1, 2006. UAL is the parent company of United Airlines, Inc. and, as such, investment activities in UAL common stock qualifies as exempt party-in-interest transactions.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated, all amounts credited to a participant’s account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan and ERISA.

In 2006 Mileage Plus, Inc. closed two call centers – Tucson on April 29, 2006 and Huntington on August 25, 2006, and furloughed 253 employees (approximately 54% of participants in the plan). Due to the percentage of furloughs, management determined that the Mileage Plus, Inc. Investment Plus 401(k) Plan incurred a partial termination. With the partial termination, 52 affected participants from these sites and one corporate employee became 100% vested in all employer contributions. Previously forfeited employer contributions totaling $11,490 and calculated investment return using the weighted average method totaling $480 were withdrawn from the forfeiture account and returned to 36 affected participants on April 11, 2007.  For the remaining 17 participants who were impacted by the partial termination but did not take a distribution from the plan, their employer contribution balances are now marked as 100% vested.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed MPI by letter dated September 5, 2003, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been recorded in the Plan’s financial statements.

9.	RECONCILIATION TO FORM 5500

        At December 31, 2006 and 2005, investment contracts that are fully benefit-responsive are reported at contract value in the Plan financial statements.  However, these investment contracts are reported at fair value in the Form 5500. The reconciliation between the financial statements and the Form 5500 is as follows:

	2006	2005

Net assets available for plan benefits per financial statements	$10,326,586	$8,625,799
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(12,700)	(14,705)

Net assets available for plan benefits per Form 5500	$10,313,886	$8,611,094

Year Ended
December 31, 2006

Plan interest in Master Trust investment income per financial statements	$62,428
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,005

Plan interest in Master Trust investment income per Form 5500	$64,433

10.	PLAN AMENDMENTS

      During 2006, the Plan was amended twice, primarily to maximize the amount the Company could contribute to the Plan due to the Equity Distribution (Note 1) and to specify that contributions of Equity are available for hardship withdrawal and age 59-1/2 in-service withdrawal.  The amendments also clarified the accelerated vesting provisions upon termination or partial termination of the Plan, indicating that upon termination or partial termination of the Plan, the accounts of affected participants will vest in full.  Finally, the amendments changed the default investment option from a specified fund to a fund selected from time to time by the Plan Administrator.

11.	SUBSEQUENT EVENT

       The Plan was amended effective April 1, 2007, to permit the payment of administrative expenses from the Plan's forfeiture account.

SUPPLEMENTAL SCHEDULE

MILEAGE PLUS, INC. INVESTMENT PLUS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	Identity of Issue/Description of Investment	Current Value

(A)	FIDELITY MUTUAL FUNDS:
	Fidelity Magellan Fund	$916,695
	Fidelity Equity Income Fund	476,154
	Fidelity Growth Company Fund	1,410,610
	Fidelity Government Income Fund	90,385
	Fidelity Over the Counter Portfolio Fund	199,172
	Fidelity Overseas Fund	685,284
	Fidelity Balanced Fund	1,069,986
	Fidelity Asset Manager Fund	283,702
	Fidelity Asset Manager Growth Fund	518,600
	Fidelity Asset Manager Income Fund	106,727
	Fidelity Retirement Money Market Fund	166,848
	Fidelity U.S. Bond Index Fund	148,709
	Fidelity U.S. Equity Indx CL 2	851,091
(A)	UAL Stock Fund	1,835,430
(A)	UAL Stock Purchase Acct	1,095
(A)	Participant Loan Fund (interest rates from 5% to 8%, maturing 2006 through 2010)	220,868

	TOTAL:	$8,981,356

(A)	Indicates a party in interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mileage Plus, Inc. Investment Plus Plan
Date: June 29, 2007	/s/ M. Lynn Hughitt M. Lynn Hughitt Member Retirement and Welfare Administration Committee, the Plan Administrator

EXHIBIT INDEX

Exhibit No.                                             Description

    23              Consent of Independent Registered Public Accounting Firm